SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of SEPTEMBER 2016
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: September 1, 2016

List of materials

Documents attached hereto:

i) Press release Announcing Status of Sony Group Manufacturing Operations Affected by the Earthquakes in the Kumamoto Region of Kumamoto Prefecture

News & Information	Sony Corporation 1-7-1 Konan, Minato-ku, Tokyo
No. 16-079E
September 1, 2016

Status of Sony Group Manufacturing Operations Affected by the Earthquakes in the Kumamoto Region of Kumamoto Prefecture

(Tokyo, September 1, 2016) The impact of the earthquakes that occurred at 7:46 PM (local time) on August 31 and at 6:33 AM (local time) on September 1, 2016 in the Kumamoto region of Kumamoto Prefecture is as follows:

Operations at Sony Semiconductor Manufacturing Corporation's Kumamoto Technology Center (located in Kikuchi Gun, Kumamoto Prefecture), which primarily manufactures image sensors for digital cameras and security cameras as well as micro-display devices, were halted in order to inspect the site’s building and manufacturing equipment. The site’s building and manufacturing equipment did not sustain any damage. Work is currently underway to sequentially restart the manufacturing equipment, and production is expected to resume during the morning of September 3, 2016.

Sony Semiconductor Manufacturing Corporation's Nagasaki Technology Center (located in Isahaya City, Nagasaki Prefecture), Oita Technology Center (located in Oita City, Oita Prefecture), and Kagoshima Technology Center (located in Kirishima City, Kagoshima Prefecture) are unaffected by these earthquakes and have continued their production operations.

No material impact from these earthquakes is anticipated on Sony Corporation’s consolidated results for the fiscal year ending March 31, 2017.

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